UF 12-3-02

ED STATES
XCHANGE COMMISSION
Washington, D.C. 20549

02053170

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-25207~~

8-25027

FV 12/6/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 9/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PLANCO FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 Liberty Ridge Drive, Suite 100
(No. and Street)

Wayne (City) PA (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie Corrow 800-523-7798
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street (Address) Boston (City) MA (State) 02116 (Zip Code)

SEC MAIL PROCESSING RECEIVED NOV 27 2002 WASH, D.C. 180 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
P DEC 10 2002
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Julie A. Corrow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PLANCO FINANCIAL SERVICES, INC., as of September 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SWORN AND SUBSCRIBED BEFORE ME THIS 20th DAY OF Nov, 2002

Julie A Corrow
Signature

Vice President
Title

Carolyn V. Feeley
Notary Public

NOTARIAL SEAL
CAROLYN V. FEELEY, NOTARY PUBLIC
TREDYFFRIN TOWNSHIP, CHESTER COUNTY
MY COMMISSION EXPIRES OCTOBER 11, 2004

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PLANCO FINANCIAL SERVICES, INC.

(A WHOLLY-OWNED, ULTIMATE SUBSIDIARY OF HARTFORD LIFE, INC.)

TABLE OF CONTENTS

This report contains (check all applicable boxes): Page

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116-5022

Tel: (617) 437-2000
Fax: (617) 437-2111
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Planco Financial Services, Inc.

We have audited the accompanying statement of financial condition of Planco Financial Services, Inc. (the "Company") as of September 30, 2002, and the related statements of operations, cash flows and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Planco Financial Services, Inc. at September 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (g) and (h) listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

November 11, 2002

Deloitte
Touche
Tohmatsu

PLANCO FINANCIAL SERVICES, INC.

(A WHOLLY-OWNED, ULTIMATE SUBSIDIARY OF HARTFORD LIFE, INC.)

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2002

ASSETS

Cash and cash equivalents	$	9,807,141
Federal income taxes receivable		304,819
Prepaid expenses		248,658
Receivable from affiliate		55,934
Interest receivable		3,206
TOTAL ASSETS	$	10,419,758

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	7,919,758
STOCKHOLDER'S EQUITY		
Common stock, $7 par value, 1,000 shares authorized, issued, and outstanding		7,000
Additional paid-in capital		2,493,000
Retained earnings		-
Total Stockholder's Equity		2,500,000
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	10,419,758

See notes to financial statements.

PLANCO FINANCIAL SERVICES, INC.

(A WHOLLY-OWNED, ULTIMATE SUBSIDIARY OF HARTFORD LIFE, INC.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2002

REVENUES:	
Marketing service fees	$ 99,092,899
Interest income	121,905
Total revenues	99,214,804
EXPENSES:	
Administrative and operating expenses	56,790,132
Wholesaler overrides	38,539,874
Other brokers commissions	4,509,154
Regulatory fees	179,880
Total expenses	100,019,040
LOSS BEFORE FEDERAL INCOME TAX BENEFIT	(804,236)
FEDERAL INCOME TAX BENEFIT	804,236
NET INCOME	$ -

See notes to financial statements.

PLANCO FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED, ULTIMATE SUBSIDIARY OF HARTFORD LIFE, INC.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ -
Adjustments to reconcile net income to net cash used in operating activities:	
(Increase) decrease in operating assets:	
Federal income taxes receivable	(304,819)
Prepaid expenses	(199,908)
Receivable from affiliate	(55,934)
Interest receivable	12,191
Increase (decrease) in operating liabilities:	
Accounts payable	(1,636,592)
Net cash used in operating activities	(2,185,062)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,185,062)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	11,992,203
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 9,807,141

See notes to financial statements.

PLANCO FINANCIAL SERVICES, INC.

(A WHOLLY-OWNED, ULTIMATE SUBSIDIARY OF HARTFORD LIFE, INC.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2002

	Common stock	Paid-in capital	Retained Earnings	Total stockholder's equity
Balance, October 1, 2001	$ 7,000	$ 2,493,000	$ -	$ 2,500,000
Net income	-	-	-	-
Balance, September 30, 2002	$ 7,000	$ 2,493,000	$ -	$ 2,500,000

See notes to financial statements.

PLANCO FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED, ULTIMATE SUBSIDIARY OF HARTFORD LIFE, INC.)

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2002

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Planco Financial Services, Inc. (the "Company"), a Pennsylvania corporation, is a wholly owned subsidiary of Hartford Life and Accident Insurance Company, a subsidiary of Hartford Life, Inc. (the "Parent"). The Company is a registered broker-dealer engaged exclusively in the distribution of private placements, the distribution of IRC Section 529 plans, the sale of various annuity and life insurance products and the distribution of shares of registered open-end management investment companies for the Parent and its affiliates.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are reasonable and prudent. Actual results could differ materially from these estimates.

Marketing Service Fees – Marketing service fees are recorded in connection with marketing, educational and administrative services provided in the distribution of affiliates' products as earned.

Administrative and Operating Expenses – Administrative, support, and other expenses relate to services provided by affiliated companies in facilitating the operations of the Company.

Wholesaler Overrides – Wholesaler overrides represent commissions paid to affiliated wholesalers that participate in the marketing and distribution of the Parent and affiliates products.

Cash and Cash Equivalents - The Company considers all money market instruments and highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. At September 30, 2002, cash equivalents represent investments in money market funds totaling $9,758,068.

Fair Value of Financial Instruments – Financial instruments, which include cash and cash equivalents, receivables and payables, approximate their fair values because of the short maturities of these assets.

New Accounting Pronouncements – In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment in accordance with the statement. Intangible assets that do not have indefinite lives will continue to be amortized over their useful lives and reviewed for impairment. The adoption of SFAS No. 142 had no impact on the Company's financial condition, results of operations or cash flows.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The statement applies to all entities and is effective for financial statements issued for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 will have no impact on the Company's financial condition, results of operations or cash flows.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-Lived Assets to be Disposed Of", and the Accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business (as previously defined in that Opinion). This Statement also amends ARB No. 51, Consolidated Financial Statements, to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 will have no impact on the Company's financial condition, results of operations or cash flows.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishments of Debt", and an amendment of that Statement, SFAS No. 64, Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements. The Statement also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers." SFAS No. 145 amends SAFS No. 13, "Accounting for Leases" to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective for financial statements issued on or after May 15, 2002. The adoption of SFAS No. 145 had no impact on the Company's financial condition, results of operations or cash flows.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 will have no impact on the Company's financial condition, results of operations or cash flows.

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions". SFAS No. 147 addresses the financial accounting and reporting for the acquisition of all or part of a financial institution except for a transaction between two or more mutual enterprises. The statement also provides guidance on the accounting for the impairment or disposal of acquired long-term customer-relationship intangible assets, including those acquired in transactions between two or more mutual enterprises. The adoption of SFAS No. 147 will have no impact on the Company's financial condition, results of operations or cash flows.

3. RELATED PARTY TRANSACTIONS

The Company's principal source of revenue is its marketing services agreement with its parent. The Company acts as a wholesaler of its affiliates' products and assists in providing marketing, educational, and administrative services. In consideration of the services performed, the Company receives marketing service fees equal to the expense incurred in providing those services. For the year ended September 30, 2002, the marketing service fees paid by the Parent was $99,092,899.

The Company pays a monthly service fee to Planco, Inc. (an affiliate) for providing administrative and support services. For the year ended September 30, 2002 expenses recorded in connection with those services amounted to $50,782,719.

The Company uses GTC Graphic Services, a division of Planco Inc., for various marketing services. For the year ended September 30, 2002, the fees paid to GTC Graphic Services were $1,093,711.

Certain officers of the Company serve also as officers of Planco, Inc.

4. INCOME TAXES

The Company is included in the consolidated federal income tax return filed by the Parent. Federal, state and local income taxes have been calculated on a separate entity basis. The amount of taxes to be paid by the Company is determined as if the Company were to file a separate federal, state, and local income tax return. For the year ended September 30, 2002, the difference between the federal income tax benefit at the statutory rate and the benefit recorded is due to the nondeductible portion of meals and entertainment expenses and the reimbursement by the Parent for the Company's net operating loss under the tax allocation agreement.

In accordance with the terms of the tax allocation agreement with the Parent, all current and deferred taxes are offset with all other intercompany balances with the Parent.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items, as defined. At September 30, 2002, the Company had net capital of $1,695,428, which was $1,445,428 in excess of its required net capital of $250,000.

* * * * * *

PLANCO FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 SEPTEMBER 30, 2002

STOCKHOLDER'S CAPITAL		$ 2,500,000
NON-ALLOWABLE ASSETS:		
Receivable from non-customers	$ 55,934	
Other assets	553,477	
Total non-allowable assets		609,411
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		1,890,589
HAIRCUTS ON SECURITIES POSITIONS		195,161
NET CAPITAL		$ 1,695,428
TOTAL AGGREGATE DEBIT ITEMS		$ -
MINIMUM CAPITAL REQUIRED UNDER THE ALTERNATE METHOD : Greater of 2% of aggregate debit items or $250,000		$ 250,000
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT		$ 1,445,428
NET CAPITAL IN EXCESS OF 5% OF AGGREGATE DEBIT ITEMS OR $120,000		$ 1,575,428

There are no material differences between the amounts presented above and the amounts reported in the Company's unaudited FOCUS report as of September 30, 2002, as filed on October 23, 2002.

Schedule (h)

PLANCO FINANCIAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 SEPTEMBER 30, 2002

EXEMPTION UNDER SECTION (k)(1) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116

Tel: (617) 437-2000
Fax: (617) 437-2111
www.deloitte.com

Deloitte & Touche

November 11, 2002

Planco Financial Services, Inc.
1500 Liberty Ridge Drive, Suite 100
Wayne, PA 19087

In planning and performing our audit of the financial statements of Planco Financial Services, Inc. (the "Company") for the year ended September 30, 2002 (on which we issued our report dated November 11, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities), that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of managers, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

PLANCO FINANCIAL SERVICES, INC.
(SEC I.D. NO. 8-25207)

Financial Statements and Supplemental
Schedules for the Year Ended September 30, 2002
and Independent Auditors' Report and
Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3) as a
PUBLIC DOCUMENT under the
Securities Exchange Act of 1934